Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

October 25, 2024

VIA EDGAR TRANSMISSION

Mr. Tony Burak and Ms. Alison White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for The BeeHive Fund (“Target Fund”) and The BeeHive ETF (“Acquiring Fund”) Registration Statement on Form N-14 (File No. 333-282577)

Dear Mr. Burak and Ms. White:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of Tidal Trust III (the “Registrant”), we hereby file a delaying amendment with respect to the Registrant's Registration Statement on Form N-14 (the "Registration Statement") (File No. 333-282577) relating to the reorganization of the Target Fund, a series of Forum Funds, with and into the Acquiring Fund, a series of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the "Commission") on October 10, 2024 (Accession No. 0001999371-24-013210) and was scheduled to go effective November 9, 2024, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Milwaukee and the State of Wisconsin on the 25th day of October 2024.

No fees are required in connection with this filing.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ Eric Falkeis

Eric Falkeis

President

Tidal Trust III